
13000155

NO ACT

PE
12-27-12



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

February 5, 2013

Mary Louise Weber
Verizon Communications Inc.
mary.l.weber@verizon.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-05-13

Re: Verizon Communications Inc.
Incoming letter dated December 27, 2012

Dear Ms. Weber:

This is in response to your letter dated December 27, 2012 concerning the shareholder proposal submitted to Verizon by Trillium Asset Management, LLC on behalf of Margot Cheel and the Nathan Cummings Foundation. We also have received a letter on behalf of the proponents dated January 28, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: Jonas Kron
Trillium Asset Management, LLC
jkron@trilliuminvest.com

February 5, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Verizon Communications Inc.
Incoming letter dated December 27, 2012

The proposal requests that the company's board of directors report on how Verizon is responding to regulatory, competitive, legislative and public pressure to ensure that its network management policies and practices support network neutrality, an Open Internet and the social values described in the proposal.

We are unable to concur in your view that Verizon may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it does not appear that Verizon's public disclosures compare favorably with the guidelines of the proposal. Accordingly, we do not believe that Verizon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(10).

Sincerely,

David Lin
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

TRILLIUM ASSET MANAGEMENT®
Investing for a Better World® Since 1982

Trillium Asset Management, LLC
www.trilliuminvest.com

January 28, 2013

VIA e-mail: shareholderproposals@sec.gov

Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2013 Annual Meeting Shareholder Proposal of Margot Cheel and The Nathan Cummings Foundation, as co-sponsor

Dear Sir/Madam:

This letter is submitted on behalf of Margot Cheel and The Nathan Cummings Foundation by Trillium Asset Management, LLC, as their designated representative in this matter (hereinafter referred to as "Proponents"), who are beneficial owners of shares of common stock of Verizon Communications Inc. (hereinafter referred to as "Verizon" or the "Company"), and who have submitted a shareholder proposal (hereinafter referred to as "the Proposal") to Verizon, to respond to the letter dated December 27, 2012 sent to the Office of Chief Counsel by the Company, in which Verizon contends that the Proposal may be excluded from the Company's 2013 proxy statement under rule 14a-8(i)(10).

I have reviewed the Proposal and the Company's letter, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proposal must be included in Verizon's 2012 proxy statement because the Company has not substantially implemented the proposal. Therefore, we respectfully request that the Staff not issue the no-action letter sought by the Company.

Pursuant to Staff Legal Bulletin 14D (November 7, 2008) we are filing our response via e-mail in lieu of paper copies and are providing a copy to Verizon's counsel Mary Louise Webber, Assistant General Counsel via e-mail at mary.l.weber@verizon.com.

Rule 14a-8(i)(10). The Company has not substantially implemented the Proposal.

The Commission has stated that exclusion "is designed to avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management..." Exchange Act Release No. 12,598 (1976). Accordingly, the Staff has indicated that "a determination that the company has substantially implemented the proposal depends upon whether (the company's) particular policies, practices and procedures compare favorably with the guidelines of the proposal" *Texaco, Inc.* (March 28, 1991).

In order for the company to meet its burden under the rule, it must clearly demonstrate that the company's actions satisfy both the proposal's core concerns and its key elements. See, e.g. *The Southern Company* (March 16, 2011); *The Coca-Cola Co.* (January 19, 2004) (proposal seeking direct access to data while company only offering a public report of a third party); *3M Company* (March 2, 2005) (proposal seeking implementation on eleven principles relating to human and labor rights in

China not substantially implemented despite company's comprehensive policies and guidelines); *ConocoPhillips* (January 31, 2011) (company report on "Steps the Company has taken to reduce the risk of accidents" did not substantially implement a proposal that sought a report that described the Board's oversight of safety when the company only made passing reference to the Board's role in this area); *Wendy's International Inc.* (February 21, 2006) (company sustainability website did not substantially implement a proposal requesting "company-wide review of company policies, practices, and indicators related to measuring long-term social and environmental sustainability" when the report was not "company-wide" and did not provide information that would allow shareholders to assess how the Company is measuring its progress toward long-term sustainability.)

The resolved clause and the supporting statement of the Proposal are as follows:

> **Resolved:** Shareholders request that the Board of Directors report by October 2013 (at reasonable cost; omitting proprietary and confidential information; and not conceding or forfeiting any issue in litigation) how Verizon is responding to regulatory, competitive, legislative and public pressure to ensure that its network management policies and practices support network neutrality, an Open Internet and the social values described above.
>
> Supporting Statement: We are not seeking a report on legal compliance or the details of network management. Rather, we seek to ensure that shareholders have sufficient information to evaluate how Verizon manages this significant policy challenge – e.g. how it takes into account that network management decisions could potentially affect future regulatory developments.

What is clear from this language is that the core concern is about how the Board views the Company's management of these risks. We are not seeking disclosure of what the policies and practices of the Company are, but rather information and discussion of how the Company is addressing the strategic question of how it will manage the risks associated with those policies and practices. In this way the Proposal is at its core focused on governance and how the Board, which represents the shareholders, is overseeing these risks.

The Company contends that the following sufficiently address our request for a report from the Board of Directors on how Verizon is responding to regulatory, competitive, legislative and public pressure.

- http://www22.verizon.com/about/terms/networkmanagementguide/ - the network management guide for Verizon Online which describes its network management policies and practices
- http://supoort.verizonwireless.com/information/broadband.html - "information about Verizon Wireless broadband Internet access services"
- http://resonsibility.verizon.co/broadband-commitment - "policy of not preventing users of its Verizon Online service from sending and receiving lawful content of the user's choice, running lawful applications and using lawful services of the user's choice or connecting lawful devises that do not harm the network.
- http://opennetwork.verizonwireless.com/ - "public policies and guidelines to device and application developers on how to design devices and applications that will perform well on

its 4G LTE wireless broadband network without causing harm to or threatening the security of users or the network."

- http://policyblog.verizon.com/Default.aspx - "information to shareholders regarding Verizon's position with respect to various issues that impact its business, including net neutrality."
- "website videos and/or scripts of major public policy speeches given by its senior leaders."

We respectfully urge the Staff to conclude that these various and scattered websites are not sufficient to satisfy the rule.

First, these are not statements from the Board of Directors. While we appreciate discussions from senior management, their responsibilities and perspectives on the issue of network neutrality may be distinct from our Board of Directors. Verizon's Board of twelve directors contains a diversity of perspectives, professional backgrounds and experiences.[1] For example, Board Member Mr. Hugo Price who has served on the Board since 1997 and as a member of the Corporate Governance and Policy Committee could make a significant contribution to the report.

> Mr. Price, 70, is a Visiting Professor and Lecturer at the Woodrow Wilson School of Public and International Affairs at Princeton University and Non-Resident Senior Fellow at The Brookings Institution, an independent research and policy institute. Mr. Price was President and Chief Executive Officer of the National Urban League from 1994 until 2003. During that time, Mr. Price restructured its board of directors, developed a new mission for the League and established its research and policy center. Following his work at the National Urban League, Mr. Price was Senior Advisor of DLA Piper Rudnick Gray Cary US LLP from 2003 to 2005 and a Non-Resident Senior Fellow of the Economic Studies Program at The Brookings Institution from 2006 to 2008. He accepted his current position at Princeton University in 2008. Prior to joining the National Urban League, Mr. Price held a variety of positions in journalism, law and public interest organizations, including serving on the Editorial Board of *The New York Times*.
>
> Mr. Price brings to the Board, among other skills and qualifications, a wide range of experience in leadership positions in both the private and non-profit sectors. As a result of his experience at the National Urban League and The Brookings Institution, Mr. Price is able to advise the Board and senior management on economic, government and public interest issues. His extensive management and leadership experience enables him to provide insights on corporate governance matters. He also has expertise in strategic planning, operations management and business services, which are critical issues for Verizon.

A series of statements on policy and practices from management is simply no substitute for the strategic perspective that the members of the Board (voted into office by shareholders) have to offer. As shareholders we rely on their views on how the Company is addressing these risks and believe we are entitled to request the Board address our concerns.

Second, the websites cited by the Company are not intended for a shareholder audience. Shareholders will necessarily look at the significant risks associated with net neutrality in a much

---

[1] http://www22.verizon.com/investor/bo_meettheboard.htm

different way than, say, an application developer. For example, investors will be concerned with a wide variety of material and other risks related to network neutrality such as (but not exclusively) market competition, regulatory risks, and operational challenges regarding deployment of wireless broadband. In contrast, an application developer or user will be more focused on their more particular and narrow concerns.

Third, the websites cited by the Company do not provide any insight into our core concern: how the Board views and is addressing the Company's management of network neutrality risks. A recitation of policies and practices by management is certainly welcome. But it does not explain, for example, how these policies and practices "could potentially affect future regulatory developments." Management's recitation of policies and practices does also does not provide a discussion of how or why these policies and practices satisfy sound risk management requirements related to the reputational risks created by what has been called "a 21st century civil rights issue." And even if they did, they would not provide any insight into the Board's oversight and appraisal of these risks because they are not from the Board of Directors.

Finally, the Company is not providing a single report which an investor can look to as the expression of the Board's views on these risks. Providing six different websites with overlapping, yet different pieces of information aimed at various audiences cannot be considered a substitute for a report, let alone be regarded as addressing a key component of our request. The Company is essentially saying that that shareholders should be satisfied with having to perform multiple Internet searches to glean what they can from numerous web pages, each of which addresses some small aspect of an issue that is of enormous import to the Company. We respectfully disagree and believe it is permissible for shareholders to ask the Company to go beyond those measures and ask for a single report.

As one example of how management's scattered website references do not satisfy the obligation of the Board to respond to shareholder concerns regarding network neutrality, we recently visited the Verizon Policy Blog, as suggested by the Company in its response to the Staff. A search on that blog for the term "network neutrality" shows that the Company's most recent post on the issue was written by Link Hoewing, an Assistant Vice President, on December 7, 2010 – more than two years ago.

A more recent speech cited by the Company, by Executive Vice President Randy Milch, at a telecommunications event in Singapore, seems to address international Internet issues and does not mention the terms network neutrality, risk, shareholders, or Board of Directors.

In summary, we believe that the Company has not met its burden under the rule of demonstrating that the Company has substantially implemented the Proposal by having already favorably acted upon the request or by addressing our core concerns and the Proposal's key elements. This conclusion is in keeping with prior Staff decisions *The Southern Company* (March 16, 2011); *The Coca-Cola Co.* (January 19, 2004); *3M Company* (March 2, 2005); *ConocoPhillips* (January 31, 2011); and *Wendy's International Inc.* (February 21, 2006).

Conclusion

In conclusion, we respectfully request the Staff to inform the Company that Rule 14a-8 requires a denial of the Company's no-action request. In the event that the Staff should decide to concur with the Company and issue a no-action letter, we respectfully request the opportunity to speak with the Staff in advance.

Please contact me at (503) 592-0864 or jkron@trilliuminvest.com with any questions in connection with this matter, or if the Staff wishes any further information.

Sincerely,



Jonas Kron

cc: Mary Louise Webber at mary.l.weber@verizon.com
Assistant General Counsel
Verizon Communications Inc.

Mary Louise Weber
Assistant General Counsel


verizon

One Verizon Way, Rm VC54S440
Basking Ridge, NJ 07920
Phone 908-559-5636
Fax 908-696-2068
mary.l.weber@verizon.com

December 27, 2012

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Verizon Communications Inc. 2013 Annual Meeting
Shareholder Proposal of Trillium Assent Management
and the Nathan Cummings Foundation, co- filers

Ladies and Gentlemen:

I am writing on behalf of Verizon Communications Inc., a Delaware corporation ("Verizon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with our view that, for the reasons stated below, Verizon may exclude the shareholder proposal and supporting statement (the "Proposal") submitted by Trillium Asset Management ("Trillium") on behalf of Margot Cheel ("Ms. Cheel") and by the Nathan Cummings Foundation, as co-filers (collectively, the "Proponents"), from the proxy materials to be distributed by Verizon in connection with its 2013 annual meeting of shareholders (the "2013 proxy materials"). The Trillium submission included a letter from Ms. Cheel authorizing Trillium to act on her behalf regarding the Proposal. The Proposal, the transmittal letters and the authorization letter referred to above are included in the materials attached as Exhibit A.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter is also being sent by overnight courier to each of the Proponents as notice of Verizon's intent to omit the Proposal from Verizon's 2013 proxy materials.

The Proposal

The Proposal requests that the Verizon Board of Directors issue a report relating to network neutrality. The resolution contained in the Proposal states,

> ***Resolved:*** *Shareholders request that the Board of Directors report by October 2013 (at reasonable cost; omitting proprietary and confidential information; and not conceding or forfeiting any issue in litigation) how Verizon is responding to regulatory, competitive, legislative and public pressure to ensure that its network management policies and practices support network neutrality, an Open Internet and the social values described above.*

The Proposal Has Been Substantially Implemented and May Be Excluded Under Rule 14a-8(i)(10)

The Proposal calls for the Board of Directors to provide information to shareholders enabling them to evaluate how the Company's network management policies and related practices support network neutrality and an open Internet. The Proposal characterizes "network neutrality" as "non-discrimination principles that seek to ensure equal access and non-discriminatory treatment for all content." Verizon believes that it may properly exclude the Proposal under Rule 14a-8(i)(10) because Verizon has already substantially implemented the Proposal by making available on its corporate websites numerous materials, ranging from disclosures detailing its wireline and wireless network management policies and practices to policy statements and speeches regarding the Company's commitment to its broadband internet access customers to provide services that enable them to go where they want and do what they want on the Internet. Indeed, Verizon has been a leader among Internet providers in supporting the open Internet.

Rule 14a-8(i)(10) permits a company to exclude a shareholder proposal if the company has already substantially implemented the proposal. The Commission adopted the "substantially implemented" standard in 1983 after determining that the "previous formalistic application" of the predecessor rule (allowing omission of a proposal that was "moot") defeated its purpose, which is to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by management." *See* Exchange Act Release No. 20091 (Aug. 16, 1983) (the "1983 Release") and Exchange Act Release No. 12598 (Sept. 7, 1976). Accordingly, the actions requested by a proposal need not be "fully effected" provided that they have been "substantially implemented" by the company. *See* 1983 Release.

Applying this standard, the Staff has consistently concurred with the exclusion of a proposal when it has determined that the company's policies, practices and procedures compare favorably with the guidelines of the proposal. In *Deere & Company* (November 13,

2012), the Staff permitted exclusion of a proposal which requested the company review and amend its code of business conduct to include human rights as a guide for its international and U.S. operations. The company noted that it periodically reviewed its policies and codes of business conduct and supplier conduct and had previously incorporated human rights standards into those codes, which were publicly available on its website. In permitting exclusion the Staff noted, "it appears that Deere's public disclosures compare favorably with the guidelines of the proposal and that Deere has, therefore, substantially implemented the proposal." See, also, *MGM Resorts International* (February 28, 2012) (permitting exclusion on substantial implementation grounds of a proposal requesting a report on the company's sustainability policies and performance, including multiple, objective statistical indicators, where the company published an annual sustainability report); *Duke Energy Corp.* (February 21, 2012) (permitting exclusion of a proposal requesting that an independent board committee assess and prepare a report on the company's actions to build shareholder value and reduce greenhouse gas and other air emissions and noting that the company's "policies, practices and procedures, as well as its public disclosures, compare favorably with the guidelines of the proposal and that Duke Energy has, therefore, substantially implemented the proposal"); *General Electric Co.* (January 18, 2011, *recon. granted* February 24, 2011) (on reconsideration, permitting exclusion of a proposal requesting a report on legislative and regulatory public policy advocacy activities where the company prepared and posted a political contributions report on its website, noting that the report "compare[d] favorably with the guidelines of the proposal");*The Boeing Company* (February 17, 2011) (permitting exclusion of a proposal requesting a company review its policies related to human rights to assess the need to implement additional policies, where the company noted it periodically reviewed its human rights policies as part of its internal policy review process and disclosed it code of basic working conditions and human rights and corporate citizen reports on its website); and *Exelon Corp.* (February 26, 2010) (permitting exclusion of a proposal requesting a report disclosing policies and procedures for political contributions and monetary and non-monetary political contributions where the company adopted corporate political contributions guidelines).

Other Staff no action letters have established that a company has satisfied the essential objectives of a proposal, the company need not comply with every detail of a proposal in order to exclude it under Rule 14a-8(i)(10). For example, *ConAgra Foods, Inc.* (July 3, 2006), *Honeywell International Inc.* (February 21, 2006) and *Raytheon Company* (January 25, 2006) where, in each instance, the Staff permitted exclusion on substantial implementation grounds of a proposal requesting a sustainability report an equivalent report or other information on its website that addressed the company's policy practices and performance in the areas suggested by the proposal. See also *Talbots, Inc.* (April 5, 2002) (permitting exclusion on substantial implementation grounds of a proposal requesting that the company adopt a code of conduct based on International Labor Organization human rights standards where the company had established its own business practice standards); *Masco Corp.* (March 29, 1999) (permitting exclusion on substantial implementation grounds where the company adopted a version of the proposal with slight modifications and clarification as to one of its terms); *Nordstrom Inc.* (Feb. 8, 1995) (permitting exclusion on substantial implementation grounds of a proposal requesting commitment to a code of conduct for its overseas suppliers that was substantially covered by existing company guidelines); and *Texaco, Inc.* (Mar. 28, 1991) (permitting exclusion on substantial implementation grounds of a proposal requesting that the company adopt the Valdez Principles where the company already had adopted policies, practices and procedures regarding the environment).

Although the report requested by the Proposal is broad in scope and not clearly defined, Verizon nonetheless believes that the various policy statements and information regarding its network management policies and practices that it makes available on the verizon.com, verizonwireless.com and associated websites compare favorably with the guidelines of the Proposal. The Proposal seeks information regarding Verizon's response to legislative and regulatory "pressures" to support network neutrality. There are currently no legislative "net neutrality" requirements. However, the Federal Communications Commission ("FCC") has adopted "Open Internet" requirements to which Verizon's wireline and wireless broadband Internet access services are subject. 47 CFR Pt. 8. The FCC's rules, among other things, require Verizon and other broadband Internet access service providers to disclose publicly information regarding their network management practices, performance, and commercial terms of service. Information regarding Verizon's network management policies and practices are already publicly available to anyone with access to the Verizon and Verizon Wireless websites. The network management guide for Verizon Online can be found at http://www22.verizon.com/about/terms/networkmanagementguide/. Similar information about Verizon Wireless broadband Internet access services can found at http://support.verizonwireless.com/information/broadband.html.

In fact, even before the Commission took the step of adopting these regulatory requirements, Verizon voluntarily took the step of committing to its customers to support the open Internet and to provide services that let them go where they want and do what they want online. Indeed, Verizon long ago posted a policy of not preventing users of its Verizon Online service from sending and receiving lawful content of the user's choice, running lawful applications and using lawful services of the user's choice or connecting lawful devises that do not harm the network. This policy, together with other commitments that Verizon makes to its broadband customers can be found at http://responsibility.verizon.com/broadband-commitment.

The Proposal also seeks information about Verizon's response to competitive and public pressure to support an Open Internet. Since both Verizon's wireline and wireless broadband services operate in a highly competitive environment, Verizon cannot afford to entertain a policy that would limit the ability of its subscribers or potential subscribers to access lawful content on the Internet. Verizon has also taken affirmative steps to encourage the development of a wide range of devices and applications to promote consumers' ability to access and use the Internet in the manner of their choosing. Verizon Wireless offers public policies and guidelines to device and application developers on how to design devices and applications that will perform well on its 4G LTE wireless broadband network without causing harm to or threatening the security of users or the network. This information can be found at http://opennetwork.verizonwireless.com/.

In addition, Verizon maintains a public policy blog on its website which provides valuable information to shareholders regarding Verizon's position with respect to various issues that impact its business, including net neutrality. The policy blog can be found on Verizon's website at http://policyblog.verizon.com/Default.aspx. Verizon also makes available on its website videos and/or scripts of major public policy speeches given by its senior leaders. A number of these speeches provide a good overview for shareholders of what steps the Company has taken and plans to take in order to meet the competitive, regulatory and other challenges of providing broadband Internet services. See, for example, the speech delivered by Randal S. Milch, Executive Vice President and General Counsel of Verizon at the International Institute of Communications Annual Meeting in Singapore last October. It can be found at http://about.verizon.com/index.php/about/leadership-team/international-institute-of-communications-annual-meeting.

Verizon believes that all of these materials, taken together, satisfy the essential objective of the proposal; namely to provide information on how Verizon is responding to "regulatory, competitive, legislative and public pressure to ensure that its network management policies and practices support network neutrality." A copy of these materials is attached as Exhibit B.

Verizon believes that the Proposal may be omitted in its entirety from its 2013 proxy materials under rule 14a-8(i)(10) because Verizon has already substantially implemented the Proposal. Accordingly, Verizon respectfully requests the concurrence of the Staff that it will not recommend enforcement action against Verizon if Verizon omits the Proposal in its entirety from its 2013 proxy materials.

Verizon requests that the Staff email a copy of its determination of this matter to the undersigned at mary.l.weber@verizon.com.

If you have any questions with respect to this matter, please telephone me at (908) 559-5636.

Very truly yours,



Mary Louise Weber
Assistant General Counsel

Enclosures

cc: Jonas Kron, Trillium Asset Management LLC
    Laura Campos, The Nathan Cummings Foundation

Exhibit A



Trillium Asset Management Corporation
www.trilliuminvest.com

November 15, 2012

Assistant Corporate Secretary
Verizon Communications, Inc.
140 West Street, 29th Floor
New York, NY 10007

Dear Assistant Corporate Secretary:

Trillium Asset Management LLC. ("Trillium") is an investment firm based in Boston specializing in socially responsible asset management. We currently manage approximately $1.1 billion for institutional and individual clients.

We are hereby authorized to notify you of our intention to file the enclosed shareholder proposal with Verizon Communications, Inc. on behalf of our client Margot Cheel. Trillium submits this shareholder proposal for inclusion in the 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 (17 C.F.R. § 240.14a-8). Per Rule 14a-8, Margot Cheel holds more than $2,000 of Verizon Communications, Inc. common stock, acquired more than one year prior to today's date and held continuously for that time. Our client will remain invested in this position continuously through the date of the 2013 annual meeting. We will forward verification of the position separately. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

We are the lead filer on this proposal.

Please direct any communications to me at (503) 592-0864, or via email at jkron@trilliuminvest.com.

We would appreciate receiving a confirmation of receipt of this letter via email.

Sincerely,

Jonas Kron
Vice President, Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC

Enclosures

Wireless Network Neutrality

Whereas,

Wireless communications are critical to Verizon. In 2011 wireless constituted almost two-thirds of total revenue, with wireless data revenue growing 21 percent on an annual basis.

A critical factor in this growth has been the open (non-discriminatory) architecture of the Internet. Non-discrimination principles are commonly referred to as "network neutrality" and seek to ensure equal access and non-discriminatory treatment for all content.

We believe open Internet policies help drive the economy, encourage innovation and reward investors. Network neutrality principles may help Verizon financially by bringing new products to its platform, attracting customers and creating opportunities to share revenue with developers.

An open Internet also has particular importance for minority and economically disadvantaged communities, which rely on wireless more than other demographic groups. According to Colorofchange.org, an organization representing African Americans, "The digital freedoms at stake are a 21st century civil rights issue."

Verizon's stated policies for customers who access the Internet via *wireless* devices are markedly different from those for customers who access the Internet via *wired* networks.

For example, on its web site the Company offers customers who gain Internet access via its wired network a "commitment" which includes: "We will not prevent you or other users of our service from sending and receiving the lawful content of your choice; running lawful applications and using lawful services of your choice..." and "We will disclose the types of practices that we use to manage our network..."

Wireless customers, however, are given *no* such assurances. The Company tells wireless customers: "We will continue to disclose accurate and relevant information in plain language about the characteristics and capabilities of our service offerings so you and other users of our service can make informed choices."

As investors, we are deeply concerned about this disparity in principles, policies and practices. In light of potential reputational, regulatory, and legislative risk related to Verizon's network management practices and the issue of network neutrality, this disparity is troubling.

There may also be reputational and commercial risk in not providing customers with evidence of open Internet policies. On its public policy blog, a Verizon executive describes a high level of competition in the wireless market and says consumers "can vote with their feet if they want to" by choosing another wireless provider.

Resolved: Shareholders request that the Board of Directors report by October 2013 (at reasonable cost; omitting proprietary and confidential information; and not conceding or forfeiting any issue in litigation) how Verizon is responding to regulatory, competitive, legislative and public pressure to ensure that its network management policies and practices support network neutrality, an Open Internet and the social values described above.

Supporting Statement: We are not seeking a report on legal compliance or the details of network management. Rather, we seek to ensure that shareholders have sufficient information to evaluate how Verizon manages this significant policy challenge – e.g. how it takes into account that network management decisions could potentially affect future regulatory developments.

November 6, 2012

Jonas Kron
Vice President, Director of Shareholder Advocacy & Corporate Engagement
Trillium Asset Management, LLC.
711 Atlantic Avenue
Boston, MA 02111

Fax: 617 482 6179

Dear Mr. Kron:

I hereby authorize Trillium Asset Management LLC to file a shareholder proposal on my behalf at Verizon Communications, Inc. (VZ).

I am the beneficial owner of more than $2,000 worth of common stock in Verizon Communications, Inc. that I have held continuously for more than one year. I intend to hold the aforementioned shares of stock through the date of the company's annual meeting in 2013.

I specifically give Trillium Asset Management, LLC full authority to deal, on my behalf, with any and all aspects of the aforementioned shareholder proposal. I understand that my name may appear on the corporation's proxy statement as the filer of the aforementioned proposal.

Sincerely,



Margot Cheel
c/o Trillium Asset Management LLC
711 Atlantic Avenue, Boston, MA 02111

THE · NATHAN · CUMMINGS · FOUNDATION

November 15, 2012

Assistant Corporate Secretary
Verizon Communications Inc.
140 West Street, 29th Floor
New York, New York 10007

Dear Assistant Corporate Secretary:

The Nathan Cummings Foundation is an endowed institution with approximately $425 million of investments. As a private foundation, the Nathan Cummings Foundation is committed to the creation of a socially and economically just society and seeks to facilitate sustainable business practices by supporting the accountability of corporations for their actions. As an institutional investor, the Foundation believes that the way in which a company approaches major public policy issues has important implications for long-term shareholder value.

It is with these considerations in mind that we submit this resolution for inclusion in Verizon Communications Inc.'s proxy statement under Rule 14a-8 of the general rules and regulations of the Securities Exchange Act of 1934. The Nathan Cummings Foundation is co-filing this resolution with Trillium Asset Management.

The Nathan Cummings Foundation is the beneficial owner of over $2,000 worth of shares of Verizon Communications Inc. stock. Verification of this ownership, provided by Northern Trust, our custodian bank, is included with this filing. We have continuously held over $2,000 worth of these shares of Verizon Communications stock for more than one year and will continue to hold these shares through the shareholder meeting.

If you have any questions or concerns about the Foundation's submission of this resolution, please contact me at (212) 787-7300. Thank you for your time.

Sincerely,



Laura Campos
Director of Shareholder Activities

475 TENTH AVENUE · 14TH FLOOR · NEW YORK, NEW YORK 10018
Phone 212.787.7300 · Fax 212.787.7377 · www.nathancummings.org

Wireless Network Neutrality

Whereas,

Wireless communications are critical to Verizon. In 2011 wireless constituted almost two-thirds of total revenue, with wireless data revenue growing 21 percent on an annual basis.

A critical factor in this growth has been the open (non-discriminatory) architecture of the Internet. Non-discrimination principles are commonly referred to as "network neutrality" and seek to ensure equal access and non-discriminatory treatment for all content.

We believe open Internet policies help drive the economy, encourage innovation and reward investors. Network neutrality principles may help Verizon financially by bringing new products to its platform, attracting customers and creating opportunities to share revenue with developers.

An open Internet also has particular importance for minority and economically disadvantaged communities, which rely on wireless more than other demographic groups. According to Colorofchange.org, an organization representing African Americans, "The digital freedoms at stake are a 21st century civil rights issue."

Verizon's stated policies for customers who access the Internet via *wireless* devices are markedly different from those for customers who access the Internet via *wired* networks.

For example, on its web site the Company offers customers who gain Internet access via its wired network a "commitment" which includes: "We will not prevent you or other users of our service from sending and receiving the lawful content of your choice; running lawful applications and using lawful services of your choice..." and "We will disclose the types of practices that we use to manage our network..."

Wireless customers, however, are given *no* such assurances. The Company tells wireless customers: "We will continue to disclose accurate and relevant information in plain language about the characteristics and capabilities of our service offerings so you and other users of our service can make informed choices."

As investors, we are deeply concerned about this disparity in principles, policies and practices. In light of potential reputational, regulatory, and legislative risk related to Verizon's network management practices and the issue of network neutrality, this disparity is troubling.

There may also be reputational and commercial risk in not providing customers with evidence of open Internet policies. On its public policy blog, a Verizon executive describes a high level of competition in the wireless market and says consumers "can vote with their feet if they want to" by choosing another wireless provider.

Resolved: Shareholders request that the Board of Directors report by October 2013 (at reasonable cost; omitting proprietary and confidential information; and not conceding or forfeiting any issue in litigation) how Verizon is responding to regulatory, competitive, legislative and public pressure to ensure that its network management policies and practices support network neutrality, an Open Internet and the social values described above.

Supporting Statement: We are not seeking a report on legal compliance or the details of network management. Rather, we seek to ensure that shareholders have sufficient information to evaluate how Verizon manages this significant policy challenge – e.g. how it takes into account that network management decisions could potentially affect future regulatory developments.

Exhibit B

Terms and Conditions

Network Management Guide

Verizon Online Network Management Guide for Broadband Internet Access Services

Introduction and Overview

Welcome to Verizon Online's Network Management Guide. The network management information provided below is intended to provide further information regarding Verizon Online's network management practices.

Your use of Verizon Online services is governed by various service terms and conditions, including the Verizon Online Acceptable Use Policy (referred to as "AUP"). The various services terms and conditions and the AUPs that are applicable to residential and business customers of Verizon Online Internet access services are available from a central location on our Terms web page.

Nothing in this Guide serves to change your rights and obligations, or ours, under any Verizon terms of service, AUP or policy. A complete listing of our policies can be found on our Terms web page. The descriptions of Verizon Online's network management practices and the information in this Guide are provided for informational purposes only and may be changed at any time.

Congestion Management

Verizon Online does not affirmatively manage congestion on the network through mechanisms such as real-time throttling, blocking, or dropping of specific end user traffic. There are no usage caps applicable to Verizon Online's Internet access services.

Bandwidth is provided on a per-line (not a per-device) basis. The speed of the service may vary based on network or Internet congestion, your computer configuration, your use of FiOS TV video on demand service (VOD), the condition of your telephone line and the wiring inside your location, among other factors. Your FiOS Internet service and FiOS TV VOD service share capacity on the fiber-optic connection to your home. The capacity available for your FiOS Internet access service may be reduced if you are watching multiple FiOS TV VOD titles simultaneously.

Application-Specific Behavior

Except as noted below with respect to blocking outbound traffic on port 25, Verizon Online does not block or rate-control specific protocols or protocol ports, modify protocol fields in ways not prescribed by the protocol standard, or otherwise inhibit or favor certain applications or classes of applications of traffic on our Internet access service.

If you use Verizon Online's domain name service (DNS) and type a nonexistent or unavailable Uniform Resource Locator (URL) or enter a search term into your browser address bar, Verizon Online may present you with a Verizon Online Error Assist web search page containing suggested links based upon the query you entered in lieu of your receiving an NXDOMAIN or similar error message. Verizon Online's provision of the Error Assist page may impact applications that rely on an NXDOMAIN or similar error message and may override similar browser-based search results pages. If you would prefer not to receive Error Assist pages from Verizon Online, you should follow the opt-out instructions that are available (i) by clicking on the "About" link on any Error Assist page and (ii) if the Verizon Online Toolbar is installed on your computer, by selecting Toolbar Settings (the wrench icon on the right side of the Verizon Online Toolbar) and selecting the "Disable Error Assist" option.

Verizon Online offers email services using the verizon.net domain name. Our policies regarding email usage such as limitations on sending email, email retention, creation of sub-accounts, and other such topics are available in our Email Policy, Anti-Spam Policy, and our Email Alias Policy. In addition, you should know that Verizon Online:

offers tools to help manage spam;
has turned off the ability to send email using port 25 for all users other than those using a @verizon.net email address;
allows you to configure certain email filters;
scans outbound messages to attempt to identify spam; and
blocks inbound email from IP addresses and domains that are suspected sources of spam.

Device Attachment Rules

You may attach any lawful device to the network as long as it does not harm the network or the provision of Internet access service, facilitate theft of service or a violation of our AUP or any terms of service, or harm other users of the service.

Verizon Online offers Premium Technical Support services for consumers to assist you in the installation and configuration of third-party devices. There is an additional fee for this service. If you desire such assistance, please visit our Premium Technical Support web site.

Security

Verizon Online follows network security policies and practices intended to address threats to our network and customers. Online activity that violates our terms of service or our AUP or otherwise is targeted at or threatens to undermine the integrity or normal operation of our networks or services, or the security of our networks or our customers, may result in suspension or termination of service. We reserve the right at any time to take action to protect the integrity and normal operation of our networks and to safeguard our customers from Internet threats, including fraud and other forms of abuse.

If you feel your account is being threatened by any type of fraud or similar abuse, send Verizon Online an email at abuse@verizon.com

For more information about how to protect yourself from unlawful or abusive activities online, please visit Stay Safe Online, OnGuard Online, or NetSmartz Workshop.

If you use a Wi-Fi-equipped router provided by Verizon Online (or other third party router), that router may provide a capability for you to encrypt traffic transmitted between your wireless device and your Wi-Fi-enabled in-home router. We urge you to use this encryption setting to protect your service from being accessed by people you don't know and haven't authorized to use your service. Verizon Online provides step-by-step instructions for doing so. You are responsible for activity using your connection and you may be responsible for unlawful use by someone else -- like illegal downloading or uploading copyrighted material. Please note that Wi-Fi encryption does not encrypt traffic you send over the Internet -- it just provides encryption for the Wi-Fi portion of the communications path between your wireless device and your Wi-Fi-enabled in-home router.

If you are using a router or modem provided by Verizon Online, that router or modem may support advanced security features such as a firewall, parental controls, logging, and other networking features. For information on accessing and configuring such features in your Verizon Online-provided router or modem, please download and review the user manual that pertains to your device.

The Verizon Internet Security Suite (which may require an additional monthly fee) helps protect your computer, your personal information, and users of your service from a wide array of online threats -- 24/7 -- with automated updates to help shield you from the latest Internet threats. Similarly, Verizon Online's backup and sharing service allows you to schedule routine data backups to prevent file loss, store music, photos and more in one place, and share files with friends and family. Finally, Verizon Parental Controlscan help identify and block web sites you decide are inappropriate for your users

Effect of Specialized Services and Other Topics

The FiOS network is used to provide other services including FiOS Digital Voice and FiOS TV video on demand. The capacity available for FiOS Internet access service may be reduced temporarily during times of significant utilization of FiOS TV video on demand service in a particular area or due to other unusual events such as a network outage or failure. In addition, the capacity available for your FiOS Internet access service may be reduced if you are watching multiple FiOS TV video on demand titles simultaneously.

Verizon Online's Internet services are typically configured to use dynamic host-control protocol (DHCP) to provide subscribers with use of an Internet protocol address, which may be a publicly-routable Internet protocol address or a privately managed IP address utilizing CGN (Carrier Gateway NAT) technology. Your broadband router or modem employs network address translation (NAT) to assign additional addresses for use by devices within your home network.


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Important Information About Verizon Wireless Broadband Internet Access Services

Verizon Wireless has compiled this information for our customers and others interested in Broadband Internet Access Services available from Verizon Wireless.

- **"Broadband Internet Access Services" refers to services that provide the capability to transmit data to and receive data from all or substantially all Internet endpoints.**
- **"Data Services" refers collectively to Data Plans for USB modems, netbooks, tablets, and mobile hotspots, and Data Packages for smartphones and basic phones.**

This information covers Internet access through our Data Services for Mobile Broadband devices (smartphones, basic phones, USB modems, tablets, netbooks, mobile hotspots, and other wireless devices), over the Verizon Wireless 3G (or Ev-DO) mobile broadband network and 4G LTE mobile broadband network.

This information applies to postpaid and prepaid consumer services as well as Broadband Internet Access Services purchased through the Schools and Libraries (E-Rate) program. If you are an enterprise and government customer (other than the purchaser of an E-Rate service), these policies may not be applicable, and so you should refer any questions regarding these topics to your account managers.

Your Customer Agreement governs use of Verizon Wireless services, and specific information about "Data Services" is included in your contract. You can find a description of "Permitted Uses" and "Prohibited Uses" policies for Data Services at http://yourguide.vzw.com/legal/consumer.html. Additional information can also be found in the Verizon Wireless Privacy Policy: http://www22.verizon.com/privacy/. If you are an E-Rate customer, your use of Verizon Wireless Data Services may also be governed by any applicable government contract or Major Account Agreement.

If you have questions not answered here, please contact our customer care or sales representatives.

- **To find a Verizon Wireless retail outlet near you, please visit our "Store Locator" at www.verizonwireless.com.**
- **You can also ask questions on-line through the "Contact Us" link at www.verizonwireless.com.**
- **You can call Verizon Wireless customer service at 1-800-922-0204.**
- **If you purchase Data Services under Verizon Wireless' Federal Supply Schedule, or other federal contracts, please call 1-800-295-1614.**

What types of service plans does Verizon Wireless offer for customers who want Broadband Internet Access Services?

Verizon Wireless offers mobile Broadband Internet Access Services for smartphones, basic phones, tablets, netbooks, USB modems, mobile hotspots and other wireless devices over our 3G Ev-DO and 4G LTE broadband networks. You can learn more about our Data Services at our website: http://www.verizonwireless.com/b2c/explore/?page=data.

Schools and libraries seeking to participate in the E-Rate program may be eligible to purchase Data Services under a number of existing contracts between Verizon Wireless and local, state and/or federal government agencies. Schools and libraries interested in learning about eligibility to purchase under these contracts and the Data Services available under these contracts should contact their account representative.

What terms and conditions apply to Verizon Wireless' Broadband Internet Access Services?

Data Services are subject to the Customer Agreement, available at http://yourguide.vzw.com/legal-customer-agreement/, in which you can find specific information about our Data Services.

What speeds and performance can a Verizon Wireless Broadband Internet Access Services customer expect, and where are these speeds available?

Based on our internal testing and testing commissioned from third-party vendors, Verizon Wireless expects customers will experience the following speeds:

- **4G LTE network: typical download speeds of 5 – 12 Mbps and upload speeds of 2 – 5 Mbps;**
- **3G Ev-DO network: typical download speeds of 600 Kbps – 1.4 Mbps and upload speeds of 500 – 800 Kbps for Ev-DO Rev. A devices (if you are using an Ev-DO Rev. 0 device, typical download speeds are 400 - 700 Kbps and upload speeds are 60 - 80 Kbps).**

For 4G and 3G coverage information, see www.verizonwireless.com/coveragelocator.

With respect to latency for use of real-time data applications, Verizon Wireless expects network to device (one way) latency to be less than 50 ms on its 4G network and less than 120 ms on its 3G network.

You must be using a 4G LTE device and be within the 4G LTE coverage area to access the 4G LTE network. You must be using a 3G Ev-DO-capable device and be within the 3G Ev-DO coverage area to access the 3G Ev-DO network. Customers with 4G LTE devices will access the 3G Ev-DO network where it's available outside the 4G LTE coverage area. Whether you experience these speeds depends on many factors, including among others, the type of device, the programs running on the device, your location, and how many other customers are attempting to use the same spectrum resources. For information on our network and testing of the network, go to http://www.verizonwireless.com/b2c/bestNetwork/itsthenetwork.jsp.

Does Verizon Wireless take any steps to manage the flow of data on the network used for Broadband Internet Access Services?

Verizon Wireless strives to provide customers the best experience when using our network, which is a shared resource among tens of millions of customers. Verizon Wireless has used sound engineering principles in the design and operation of its broadband network to ensure a good user experience for all customers. An individual user's experience will vary depending upon many factors, including the network (3G Ev-DO or 4G LTE) the customer is using and the device in use.

Verizon Wireless uses the following mechanisms to manage network resources. Both are implemented in a way that is content and user neutral.

- If a customer with a 3G device uses an extraordinary amount of data and falls within the top 5% of Verizon Wireless data users, Verizon Wireless may reduce the customer's data throughput speeds when the customer is connected to a congested cell site for the remainder the customer's then current and immediately following billing cycle to ensure high quality network performance for other users at locations and times of peak demand. Our proactive management of the Verizon Wireless network is designed to ensure that the remaining 95% of data customers aren't negatively affected by the inordinate data consumption of just a few users.
- Verizon Wireless has implemented optimization and transcoding technologies in its 3G Ev-DO network to transmit data files in a more efficient manner to allow available network capacity to benefit the greatest number of users. These techniques include caching less data, using less capacity, and sizing video files more appropriately for mobile devices. The optimization process is agnostic as to the content itself and to the website that provides it. While Verizon Wireless invests much effort to avoid changing text, image, and video files in the compression process and while any change to the file is likely to be indiscernible, the optimization process may minimally impact the appearance of the file as displayed on a customer's device. For a further, more detailed explanation of the techniques, please visit www.verizonwireless.com/vzwoptimization.

What security measures has Verizon Wireless deployed for its Broadband Internet Access Services?

Verizon Wireless recognizes that a reliable network must be, among other things, a secure network. Our customers are empowered by a network that is available when they need it. Verizon Wireless works to protect its network against outside attacks, tampering, malicious activity and network events that may in any way disrupt or degrade customers' ability to use Verizon Wireless Data Services. Every day, Verizon Wireless seeks to maintain the highest levels of network reliability and performance.

Verizon Wireless guards against traffic patterns that appear to be associated with disruptive or malicious intent. Unless part of an opted-in customer service, Verizon Wireless does not block lawful traffic based on content or subject. Occasionally, cases arise where Verizon Wireless must make a judgment, determining that the value of protecting our entire customer base from malicious or other adverse, network-impacting traffic outweighs access issues experienced by a few. Examples include Internet sources or destinations that are major sources of spam and sources that aggressively scan Internet addresses or those that have attempted attacks against Verizon Wireless infrastructure or customer end-points.

Verizon Wireless blocks a limited number of Internet addresses that are disruptive or malicious and typically persistent. This is based on our own analysis and third party intelligence. Verizon Wireless does not block sites based on content or subject, unless the Internet address hosts unlawful content or is blocked as part of an opted-in customer service. Verizon Wireless regularly reviews and modifies the list of blocked Internet addresses, taking any off the list that are no longer perceived as a threat.

Verizon Wireless seeks to limit or contain the impact, or potential impact, of malicious software found on customer equipment. Where practical, Verizon Wireless takes measures to block the instructions that this malicious software, or "malware," receives from the outside, limiting the impact on the network and preventing high, unexpected billed usage.

If you would like information about access to a particular Internet site or destination through the Verizon Wireless network, please email us at vzwnetsec@verizonwireless.com.

Does Verizon Wireless allow consumers to use non-branded devices and applications for its Broadband Internet Access Services?

You may activate devices that Verizon Wireless has certified to be compatible with its network, including devices not purchased directly from Verizon Wireless. If you did not purchase your device from Verizon Wireless, please be aware that certification of a device for use on the Verizon Wireless network does not mean that Verizon Wireless has made any determination as to the call quality or other functionality provided by the device.

Some individual devices may not support specific applications. You should investigate the capabilities and functions of any device before buying it to determine whether it supports the applications that you want to use.

You may access any lawful application for use on the Verizon Wireless Broadband Internet Access networks, subject to our Customer Agreement, our Data Services Terms and Conditions, the Verizon Privacy Policy and our security policies. Verizon Wireless reserves the right at all times to intervene to protect the integrity of our network.

Device manufacturers and product providers who want to develop products for use on the Verizon Wireless 3G Ev-DO or 4G LTE network can access applicable technical standards and certification procedures published at http://opennetwork.verizonwireless.com. Application developers and other content providers can obtain assistance on developing applications for Verizon Wireless devices at http://developer.verizon.com.

How can consumers manage their experience on the Broadband Internet Access Services provided by Verizon Wireless?

You may block use of certain Internet sites or the Internet generally on individual lines for privacy or child safety reasons. Additional information on blocking Internet sites is available at http://verizonwireless.com/contentfilters.

How does Verizon Wireless protect the privacy of its mobile Broadband Internet Access Services customers?

Verizon Wireless strives to protect its users' on-line privacy. Verizon Wireless does collect certain information regarding on-line usage and use such information for certain limited purposes. For information on how Verizon Wireless protects your privacy, please review our Privacy Policy, http://www22.verizon.com/privacy/, which includes the following points:

Verizon Wireless collects information about your use of our products and services. Information such as call records, websites visited, wireless location, application and feature usage, network traffic data, service options you choose, mobile and device number, and other similar information may be used for billing purposes, to deliver and maintain products and services, or to help you with service-related issues or questions. In addition, subject to any legal restrictions that may apply, this information may be used for other purposes such as providing you with information about product or service enhancements, determining your eligibility for new products and services, and marketing to you based on your use of your products and services. This information may also be used to: (1) manage and protect our network, services and users from fraudulent, abusive, or unlawful uses; and (2) subject to consent practices described in the Privacy Policy, help us improve our services, research and develop new products, and offer promotions and other services. This type of information may be aggregated or anonymized for business and marketing uses by us or by third parties.

How can customers who have concerns or questions about their Broadband Internet Access Services contact Verizon Wireless?

If you have concerns or questions about Verizon Wireless Broadband Internet Access Services, including concerns or questions about the performance characteristics of, or the terms of service for, these services, or about Verizon Wireless' network management practices, you can contact Verizon Wireless through the "Contact Us" methods detailed at http://www.verizonwireless.com/b2c/contact/index.jsp. For information on resolving disputes with Verizon Wireless, please review http://yourguide.vzw.com/legal-customer-agreement/.

Verizon's Commitment to Our Broadband Internet Access Customers

If you buy broadband Internet access from Verizon Online

- We will not prevent you or other users of our service from sending and receiving the lawful content of your choice; running lawful applications and using lawful services of your choice; or connecting your choice of legal devices that do not harm the network or the provision of Internet access service, facilitate theft of service, or harm other users of the service.
- We will not unduly discriminate against any lawful Internet content, application, or service in a manner that causes meaningful harm to competition or to you or other users of our service.
- We will continue to disclose accurate and relevant information in plain language about the characteristics and capabilities of our service offerings so you and other users of our service can make informed choices.
- We will disclose the types of practices that we use to manage our network, consistent with standards to be developed by industry Technical Advisory Groups; we reserve the right not to disclose technical details that would undermine the efficacy of these practices.
- We will continue to offer you an open Internet access service as described above, so that option will remain available to you even as we continue to innovate and create new services so that we may also offer you other online options to meet your needs. If and when we provide other online services, we will continue to disclose to you the characteristics, capabilities and terms of our various service offerings. That way you may distinguish between them as you choose whether, which and how many of our services you wish to use or purchase.

If you buy Internet access from Verizon Wireless

- We will continue to disclose accurate and relevant information in plain language about the characteristics and capabilities of our service offerings so you and other users of our service can make informed choices.
- We will continue, through our Open Development Initiative, to provide you the option to use, on our nationwide wireless network, compatible wireless devices not offered by us.
- We will continue, through our Open Development Initiative, to provide you the option to use, on our nationwide wireless network, lawful software and applications not offered by us.


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Thursday, December 27, 2012

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Things That Don't Stick



Link Hoewing posted in Policy on *May 22, 2012, 04:17 PM EST*

Two weeks ago, Seton Motley of Less Government.com and Gigi Sohn of Public Knowledge sponsored a debate about the Internet issues that should matter in the political campaigns. The debate covered a number of issues ranging from Intellectual Property protection online and the SOPA/PIPA debate to cybersecurity. I listened intently to what was generally a good give and take from advocates on the right and the left. But near the end, the discussion turned to the Verizon Wireless purchase of... Read More

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Verizon's Business Model and Shared Success



Link Hoewing posted in Web 2.0 on *May 01, 2012, 01:04 PM EST*

Michael Porter in a Harvard Business Review article last January wrote about how companies create value. His focus was on whether companies had an outdated view of value creation that was too narrowly focused on short-term financial performance. His article explained that key consumer needs are connected to broader societal issues in most cases. For example, there are a wide array of consumer needs in the health care space and broadband technology provides a platform for addressing many... Read More

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Prepared Remarks of Verizon EVP Tom Tauke to the NDN



Link Hoewing posted in Policy on *April 20, 2012, 02:57 PM EST*

Verizon's own Tom Tauke spoke to the New Democrat Network this week. Below is the text of his speech. Video of the event can be seen here. Prepared Remarks of Verizon EVP Tom TaukeNew Democrat Network Internet Governance EventApril 19, 2012 The success of the Internet ecosystem is truly amazing. Wireline and wireless networks, new devices, software, applications, the Cloud – together they are connecting the world, empowering people, facilitating innovation, giving consumers many new choices... Read More

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Verizon Endorses Collaborative Effort to Address Theft of Mobile Devices and Protect Consumers



John CZ Czwartacki posted in Policy on *April 10, 2012, 03:25 PM EST*

WASHINGTON, CTIA, the Wireless Association, the Federal Communications Commission, and law enforcement officials, on Tuesday (April 10) announced plans to provide resources to consumers to address mobile-device theft. Those resources include implementation of a data base to prevent reactivation of stolen smartphones, and additional customer education about avoiding and reducing the impact of device theft. The following statement should be attributed to Kathleen Grillo, Verizon... Read More

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The New FTC Report on Privacy - Our View



Link Hoewing posted in Policy on *April 10, 2012, 02:01 PM EST*

You don't always hear companies express support when federal agencies call on Congress to pass legislation. But when both the Federal Trade Commission and the White House issued complementary reports focusing on consumer privacy and asking Congress to create new baseline privacy laws, we here at Verizon largely agreed. Verizon has a longstanding commitment to privacy because it is an important consumer trust issue. We know that consumers will only fully use our products and services if they... Read More

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Crowe Says No Spectrum Shortage. Really?



David Young posted in Policy on *March 29, 2012, 04:50 PM EST*

Recently on Forbes blog, James Crowe, the CEO of Level 3, put forth a novel proposal: despite what the FCC determined in its National Broadband Plan, what the President and NTIA have said and what motivated Congress to pass the recent spectrum

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fcc internet ecosystem broadband fios wireless competition net neutrality lte 4g internet innovation technology google legislation, James Crowe suggests that instead of bringing more spectrum to market, the solution to the wireless spectrum shortage is more wires.Now I am not saying that cell splitting and adding more antennas and backhaul aren't important tools for... Read More

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Political Silly Season



Link Hoewing posted in PolicyBlog on *March 29, 2012, 12:38 PM EST*

It is political "silly season" as they say and since I'm based in Washington (and worked for a number of years in political campaigns), I thought I would start out with a quote I often hear in politics these days - "We have lots of candidates but no choices!" As strident and often times silly as the debates can seem, this is never really true. Some simply decide to describe the "political market place" in that way for a variety of reasons. It can be easy to be dismissive of politicians and... Read More

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Getting Unused Spectrum in the Hands of Customers



John "CZ" Czwartacki posted in Policy on *March 22, 2012, 02:54 PM EST*

Our general counsel Randy Milch testified yesterday before the U.S. Senate Judiciary Committee's Anti-Trust Subcommittee about Verizon Wireless' purchase of unused spectrum from four cable companies. Also, he discussed the separate cross marketing agreements with those same cable companies. Randy made the case that it was important to get this spectrum into the hands of consumers to use on our 4G LTE network, and made these three points about the license transfers and agreements. Meeting... Read More

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The iPad's Journey to Today



Link Hoewing posted in Web 2.0 on *March 14, 2012, 04:17 PM EST*

I thought this article on the "visionary", Roger Fidler, who was allegedly behind the concept of the tablet, was very interesting. Not because it proves he invented the device or is laying claim to it. He's not. What I found most intriguing was this point regarding Mr. Fidler."But Fidler, in what amounts to an extraordinary act of taking the high road, said he holds no hard feelings. Really. He points out that he did not initiate the legal war underway. He is not jealous of Apple's success.... Read More

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Int'l Institute of Communications Annual Mtg.

Randal S. Milch
Executive Vice President & General Counsel
Singapore | October 8, 2012
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Thank you, it's a pleasure to be here.

This International Institute of Communications (IIC) conference comes at an important time for the communications industry, and for the technology that has revolutionized it ... broadband. No matter what country or region of the world we come from, broadband networks – both wireless and wireline – are reshaping our global economy and our society more profoundly, and more quickly, than any new technology in our history.

These networks – and the broader Internet eco-system they empower – have become our innovation infrastructure, spanning previously unbridgeable distances. They serve as our 21st Century global trade routes and have fundamentally changed every aspect of the global economy. These networks fuel aspirations on a global scale, empowering users anywhere, at any time, with an endless stream of data for work, entertainment and education.. The intelligence made possible by these new technologies is multiplying at exponential rates – offering new tools to drive prosperity, opportunity and productivity, and advance national goals around our common challenges in education, energy, public safety, and health care.

All of these economic and social benefits are within reach, but depend on industry and policymakers making the right policy choices. The decisions we make on a host of policy issues surrounding broadband – from data flows and network security to consumer privacy and protection of intellectual property – will either hinder or foster the societal benefits that are within our reach.

Forums such as this one afford us the opportunity to learn from each other, so I'd like to briefly discuss Verizon's experiences as a network innovator, the conditions that have fostered the vibrant broadband marketplace in the U.S., and our perspective on addressing the challenges broadband faces.

Verizon is part of a U.S. information and communications technology sector that since 1996 has made almost $1.5 trillion in private investment to build and maintain broadband networks. This remarkable level of private capital was jumpstarted by insatiable consumer demand for more broadband connectivity, speed, and mobility. It was accelerated by competition in the marketplace among a wide array of cable, telecom, and wireless companies, using different platforms, which stimulated innovation and growth. Most importantly, this massive investment was enabled by regulatory policies that permitted market forces to drive the industry forward.

Within this communications industry, Verizon has played a significant role in deploying some of the most innovative national and global networks, investing more than $100 billion over the past eight years to do so. These highly reliable and powerful networks not only give Verizon a platform for delivering the innovative services the 21st Century customer demands, they serve as platforms for innovation around the world and across the industry.

The first platform is Verizon's fiber to the home network, called FiOS, which will soon reach 18 million households. With a current ability to offer consumers speeds of up to 300 megabits per second, FiOS reinvents the terrestrial network around the demands of the Internet age. Today, FiOS offers consumers voice, data, and video services, and is often rated the top-performing Internet service in the country. Just as important, our investments in this fiber network have prepared Verizon for the next wave of IP innovation, as consumers demand capacity and speeds for such bandwidth-intensive services as 3-D video, digital home monitoring, telework, smart energy management and in-home health care services.

The second platform is Verizon's wireless broadband networks, created to meet the spectacular increase in the volume of mobile data and video. Verizon has been a first-mover in wireless infrastructure in the U.S., operating America's largest and most reliable 3G mobile data network, and quickly deploying our 4G network based on the global LTE standard. We are by far the largest 4G LTE network in the globe, covering nearly 75 percent of the U.S. and on schedule to complete deployment next year.

With speeds up to 10-times faster than earlier wireless technologies, LTE is creating a true, high-speed wireless broadband alternative for consumers. Because LTE is increasingly the deployed global 4G standard, it will create a dynamic innovation platform for smart phones and applications on a truly global scale, and drive greater mobile-broadband adoption in emerging economies.

Our third network platform is our global 100-gigabit speed IP-backbone network and extensive network of data centers. Our global IP network is the most connected in the world, operating in more than 150 countries on six continents and serving 98 percent of the Fortune 1000. Through our Verizon Enterprise Solutions unit, we provide business customers with integrated communications and IT services, including cloud services, which are quintessential cross-border services.

Cloud services – coupled with the globally distributed access that 4G mobile technology brings -- will be crucial in supporting the next wave of global innovation. By dramatically decreasing the cost and difficulty of application hosting, computing and data storage, cloud services will lower barriers to innovation around the globe. In an era of scarce resources and limited capital, solutions bought as a service rather than as expensive hardware and software licenses, will be critical for productivity growth and global competitiveness.

Verizon is hardly alone in its deployment of innovative networks, and these interconnected global networks – and the consumer demand to use them – offer enormous potential for economic growth and societal change. Today, some 2.3 billion people around the world are connected to the Internet. They use more than 6 billion mobile devices. And estimates conservatively put future global IP-traffic growth at 50- to 60-percent annually. As more and more consumers adopt smartphones, tablets and other data-demanding devices, we will see quantum leaps in broadband usage and increased demand for such cross-border digital services as eCommerce, eEducation, eHealth, and mobile banking.

All of this, of course, requires a positive policy environment that allows for the fast-changing, constantly innovating global communications marketplace. The global "network of networks" has functioned well precisely because there has been no imposition of international regulation, and national regulatory regimes have generally treated Internet services with a great deal of flexibility. Some proposals at the upcoming World Conference on International Telecommunications, however, would reverse this course, and create a climate of business uncertainty that would hinder the rate of innovation and level of investment that has flowed to the Internet space over the last decade.

Clearly, each of our markets is different. But in discussing Internet governance, it's critical that we remember that, just as broadband networks and services are global in scope, the decisions we make about Internet policies – whether set in Washington D.C., Brussels, or Geneva – will have global implications. We also should be mindful that, while change in the Internet ecosystem comes fast, change in the policy or political world does not. A prescriptive ex ante policy regime that attempts to impose rigid or outdated rules to new technologies has neither the flexibility to address this constantly evolving marketplace nor the foresight to anticipate the fast-moving innovations and changing business models we routinely see in the broadband market.

To ensure that broadband remains on a robust growth path, the goal of public policy should be to encourage investment, deployment and adoption of the technology, while balancing the needs of the marketplace and the consumer. How do we accomplish this? I would offer three overarching points.

First, the so-called "dispersed cooperative governance model" of today's innovative Internet ecosystem has served the technology, consumers and marketplaces well. We should continue to build on its success. This mainly voluntary coalition of privately-led global organizations – such as the Internet Governance Forum and the Internet Society – helps manage most of the Internet's operational and technical issues and provides forums to discuss and resolve key Internet policy issues. Often the work of these groups can avoid policy disputes or provide the expertise for solutions that minimize the concerns of policy makers and make it possible for the Internet to evolve and adapt. The recent OECD principles, combined with this cooperative model, provide a good, flexible framework for Internet governance going forward.

Second, there should be a test for regulatory intervention. Unless there is a demonstrable harm to the consumer or to competition, there is no need for government intervention, and the multi-stakeholder system should be able to function under the collaborative process. The "demonstrable harm" standard for government intervention protects consumers from bad actors, but at the same time does not undermine the innovation and collaboration that underpin the Internet's evolution.

Third, we continue to see the Internet ecosystem breaking down barriers of geography. To tap the full potential of cloud and other cross-border services, we need public-policy environments that keep our digital trade routes as open as possible. This is largely the case, but we do see obstacles springing up, such as requirements that data and networks be managed in-country and proposals for government mandates around international gateways and routing architecture.

Of particular concern is the prospect of international treaty obligations for payments at the border for incoming Internet traffic. Proposals like this are being promoted for the upcoming revision of the International Telecommunications Regulations of the ITU. There are many reasons that such proposals would severely undermine the growth of the Internet. Would a country that aspires to become an Internet hub or a global source of high-skilled IT services help itself by imposing a tax on incoming data traffic? Would a country that is just getting its digital development off the ground help itself by making it more costly for digital content to cross its borders? What if the desired digital content is free online courses from prominent foreign universities – would that content remain available if the universities had to pay to send it?

Just as our industry is seeing the emergence of IP-based – and increasingly mobile – services such as digital video and cloud services, we are seeing regulatory proposals that would limit commercial flexibility, and hinder our industry's ability to meet the growing data traffic needs of consumers. There is real risk such policies would limit the ability to gain a return on the investments already made and tamp down future investment in innovation. In any case, these proposals create greater business uncertainty by inserting governments in the middle of a process that has long functioned well with market-based commercial agreements.

Rather than throwing up roadblocks to the smooth functioning of the global Internet, we should be working together as businesses and government to foster cross-border data flows. Picture the world five years from now, if we get things right: billions more connected to the Internet, primarily through mobile devices in emerging economies. Cloud services providing access to high-quality, vital services around the world. Sophisticated business processes for small and medium enterprises, telemedicine consultations to clinics in remote areas, collaboration between economic planning experts here in Singapore and their counterparts around the world.

This is the promise that is within reach.

Globally, we continue to come to terms with one of the most tumultuous economic periods in a century. In these difficult times, the lone bright spots for capital investment and job creation are sectors that invested in or utilized next-generation networks. Just as broadband is taking root as a global platform for economic growth, we should be encouraging global policies that stimulate deployment and ongoing investment in competitive platforms.

We look forward to further discussions on ways to engage over the coming months in these areas of mutual interest. Working together, we can address these issues while also achieving our shared goals – expanding access to broadband, meeting consumer needs, and fulfilling the Internet's potential to transform and improve our lives on a truly global scale.

Thank you.




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